Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000
Release

28 JULY 2020

UPDATE ON THRESHOLD TRANSACTION REPORT FILINGS

Westpac has today provided an update on a reporting issue related to Threshold Transaction Reports (TTRs), described in Westpac’s 2020 Interim Financial Results on 4 May 2020.

Westpac’s 2020 Interim Financial Results noted that the Group had self-reported TTR issues to AUSTRAC, including TTRs filed with incomplete or inaccurate information as well as an estimated 60,000 to 90,000 TTRs that had not been reported to AUSTRAC.

Following further investigations and in response to a notice from AUSTRAC, Westpac has provided AUSTRAC with updated information relating to these TTR issues, including approximately 175,000 transactions that were not reported to AUSTRAC and approximately 365,000 TTRs that were reported to AUSTRAC but may have contained incomplete or inaccurate information.

A significant proportion of the potential reporting issues relate to a range of complex scenarios where the legislation requires Westpac to exercise judgement on how multiple transactions may be aggregated and whether a threshold transaction has actually occurred. Accordingly, not all of the above numbers may be breaches of the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth). Westpac continues to engage with AUSTRAC in relation to these TTR issues, and notes that the numbers above may change.

As previously disclosed, Westpac has been notified by AUSTRAC that it may amend its statement of claim to include allegations arising from its investigations into these TTR issues.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	T. (02) 8253 4008
M. 0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.